EXHIBIT 99.1

TRILOGY INTERNATIONAL PARTNERS Inc. REPORTS FOURTH QUARTER AND FULL YEAR  2021 RESULTS

•

Announced the sale of our New Zealand operations, Two Degrees Group Limited (“2degrees”), on December 31st, 2021, with an implied enterprise value of 2degrees of NZ$1.70 Bn (including lease liabilities), or NZ$1.315 billion on a cash and debt free basis.

•

Remaining government approval anticipated in the second quarter. Approvals by New Zealand Commerce Commission, New Zealand Government Communications Security Bureau and Trilogy shareholders already obtained.

•

Sustained fixed broadband and postpaid mobile subscriber growth in New Zealand, which increased by 13% and 8%, respectively, compared to the fourth quarter of 2020. Continued business (“B2B”) postpaid subscriber momentum with 24% increase, compared to the fourth quarter of 2020.

•

Solid New Zealand service revenues growth in the fourth quarter of 2021 and achieved the high end of our guidance range, driven by fixed broadband and postpaid revenues, increasing by 7% over the same period last year inclusive of a 1% foreign currency benefit.

•

New Zealand Segment Adjusted EBITDA surpassed 2021 guidance. For the fourth quarter of 2021, an increase of $3.3 million, or 12%, versus last year on an organic basis, which excludes the impact of the new revenue standard, a year-over-year headwind of $0.9 million, or 4%, and a foreign currency exchange benefit of $0.4 million, or 1%. New Zealand Segment Adjusted EBITDA, as reported, increased by $2.7 million, or 9%, over the fourth quarter of last year.

•

Announced the agreement to transfer our Bolivian operations to a third party for nominal consideration. The proposed transaction would transfer our 71.5% interest in Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia), S.A. (“NuevaTel”) to a third party.

BELLEVUE, Washington (March 30, 2022) – Trilogy International Partners Inc. (“TIP Inc.”, “Trilogy” or the “Company”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, today announced its unaudited financial and operating results for the fourth quarter of 2021.

“Over the past several months Trilogy has been focused on strategic initiatives to appropriately manage risk and maximize value for our shareholders,” said Brad Horwitz, President and CEO. “At the end of December, we announced that Trilogy, as well as the other 2degrees shareholders, have entered into a definitive agreement to sell 100% of the 2degrees business for cash consideration of NZ$1.315 billion to the owners of Vocus Group Limited. This transaction crystalizes value for our shareholders at a valuation which reflects the accomplishments of our team in New Zealand.”

“The sale process continues to advance as expected and was recently approved by Trilogy shareholders as well as the New Zealand Commerce Commission and the New Zealand Government Communications Security Bureau. One additional government approval remains, the Overseas Investment Office, which is expected in the second quarter.”

“From an operational standpoint, our local team in New Zealand continued to execute in the fourth quarter, achieving the top-end of our 2021 service revenue guidance and beating adjusted EBITDA guidance. Growth in our postpaid customer base was buoyed by continued momentum in B2B, which contributed more than half of our postpaid gross adds for both the quarter and the year. Our customer growth and retention, marked by postpaid churn under 1% for Q4 and FY21, was underpinned by our ongoing service excellence, which won awards each quarter of 2021.”

“In Bolivia, earlier this week we announced our agreement to transfer our 71.5% equity interest in NuevaTel to Balesia Technologies, Inc. for nominal consideration. The transaction is subject to customary closing conditions, and we anticipate that closing will take place in the second quarter of 2022.”

Trilogy International Partners Inc	1	Fourth Quarter 2021

Consolidated Financial Highlights

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions unless otherwise noted)	2021	2020	% Chg	2021	2020	% Chg

Total revenues	169.1	168.8	0%	653.6	610.3	7%

Service revenues	133.8	134.6	(1%)	540.7	504.0	7%

Net loss	28.5	20.2	41%	194.4	79.7	144%
Net loss margin(1)	21.3%	15.0%	6.3 pts	36.0%	15.8%	20.1 pts

Adjusted EBITDA(2)	28.3	28.6	(1%)	115.1	107.0	8%
Adjusted EBITDA margin(2) (3)	21.1%	21.3%	(0.1) pts	21.3%	21.2%	0.1 pts

pts - percentage points

Notes:

(1)Net loss margin is calculated as Net loss divided by Service revenues.

(2)These are non-U.S. GAAP measures and do not have standardized meanings under generally accepted accounting principles in the United States ("U.S. GAAP"). Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

(3)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

Conference Call Information

Call Date: Thursday, March 31, 2022

Call Time: 1:00 p.m. (PT)

North American Toll Free: 1-888-506-0062

International Toll: +1-973-528-0011

Entry Code: 245819

Online info (audio only):

https://www.webcaster4.com/Webcast/Page/2180/44171

Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 2 hours after the live call. Replay dial-in access is as follows:

North American Toll Free: 1-877-481-4010

International Toll: +1-919-882-2331

Replay Access Code: 44171

Pending sale of 2degrees

General description of the transaction

On December 31, 2021, the Company’s subsidiary, Trilogy International New Zealand LLC (“TINZ”), entered into a share purchase agreement with Tesbrit B.V. (“Tesbrit”, together with TINZ, the “Vendors”), Voyage Digital (NZ) Limited (“Voyage Digital”), and Voyage Australia Holdings Pty Limited, pursuant to which Voyage Digital agreed to acquire, subject to certain terms and conditions, all of the issued and outstanding shares in the capital of Two Degrees Group Limited (“2degrees”) owned by the Vendors (the “2degrees Sale”). On the same date, Voyage Digital entered into a share purchase agreement with Pacific Custodians (New Zealand) Limited to acquire the issued and outstanding shares, and shares to be issued on conversion of options, in the capital of 2degrees beneficially owned by former and current employees of 2degrees. By virtue of executing these two share purchase agreements, Voyage Digital has committed to purchase all of the issued and outstanding shares in the capital of 2degrees. On March 15, 2022 the 2degrees Sale was approved by special resolution at a meeting of TIP Inc.’s shareholders. The 2degrees Sale is expected to close between mid-May and mid-June 2022 and the obligations of the parties to close the transaction are subject to the satisfaction or waiver of conditions to closing, including final regulatory approval. Upon consummation of the transaction the Company will cease to indirectly carry on business in New Zealand. The 2degrees Sale may result in the Toronto Stock Exchange (the “TSX”) reviewing the Company’s common shares, without par value (the “Common Shares”) for compliance with the TSX’s continued listing requirements.

Trilogy International Partners Inc	2	Fourth Quarter 2021

The aggregate purchase price for the transaction is NZ$1.315 billion. At Closing, after distributions to Tesbrit, settlement of 2degrees options and reductions for certain costs, TINZ expects to receive approximately NZ$930 million. At an assumed NZ$ to US$ exchange rate of 0.67, these proceeds would equal approximately $625 million, inclusive of the escrow amount discussed below.

Use of 2degrees sale proceeds and return of capital

The Company estimates that TINZ will receive approximately NZ$930 million in connection with the completion of the 2degrees Sale. This amount includes TINZ’s share of the NZ$30 million that will be held in escrow (of which the Corporation’s share is 73.2%) to secure the payment of certain potential indemnification and other claims through the first anniversary of the closing (assuming there are no outstanding claims as at that date). Assuming a foreign exchange rate of 0.67, the total amount of proceeds that TINZ will receive in connection with the sale will be approximately $625 million, with approximately $610 million being received by TINZ at Closing and up to approximately $15 million (NZ$22.4 million giving effect to the above stated foreign exchange rate and TINZ’s ownership interest in 2degrees) being received at the termination of the escrow.

The Company will apply the proceeds of the 2degrees Sale promptly to pay off indebtedness incurred by the Company’s subsidiary, Trilogy International South Pacific LLC (“TISP”) and the Bridge Loans (as defined below) incurred by the Company from certain principal shareholders of the Company, totaling in the aggregate approximately $450 million including accrued interest. The Company anticipates that an initial distribution to shareholders will occur within 60 days after closing of the 2degrees Sale and will be in an aggregate amount of approximately $125 million. With respect to the remainder of the proceeds, the Company intends initially to retain approximately $35 million, excluding the amounts held in escrow, to ensure an adequate and prudent reserve to meet anticipated or potential costs for ongoing operations and the ultimate wind-up of the Company, and to pay any potential indemnification claims arising from the transaction that will not be funded by the escrow or by the warranty and indemnity insurance policy subject to that being procured in connection with the sale. The Company intends to use the balance of the proceeds, including any remaining amount from the $35 million retained for operations and wind-up, to make one or more distributions in amounts and on dates (including the record dates for any such distributions) to be determined by the Company’s Board of Directors (the “Board”) by way of a return of capital and corresponding reduction in the capital of the Common Shares.

Shareholders of record will be entitled to receive an amount per Common Share equal to the total amount to be distributed divided by the number of Common Shares outstanding on the relevant record date. Currently, the Company has approximately 86 million shares outstanding. Additionally, the Company’s employees and consultants hold 3,364,753 Restricted Stock Units (“RSUs”), all of which are unvested, and its directors hold 724,410 Deferred Share Units (“DSUs”), all of which are vested. Consistent with past practice, approximately 40 thousand additional DSUs are expected to be granted to certain directors of the Company at the end of the first quarter of 2022 (at the current TIP Inc. share price and C$ to US$ exchange rate). Pursuant to the terms of the Company’s Restricted Unit Plan  and its Deferred Share Unit Plan , the Board has the discretion to accelerate the vesting of RSUs and to issue Common Shares in respect of vested RSUs and settle DSUs in advance of a ‘Change of Control’ which, as defined in each plan, is deemed to occur upon the sale of all or substantially all of the assets of the Corporation. The Board expects that it will exercise its discretion to vest all of the RSUs that have been granted to employees and consultants and to issue Common Shares, subject to reductions made to account for the Company’s tax withholding, in respect of all vested RSUs and DSUs immediately before the closing of the 2degrees Sale.

The Board intends to determine the aggregate amount of the initial cash distribution, and the record date and date on which such initial cash distribution will be made, as soon as practicable following the completion of the transaction, subject to applicable statutory and regulatory requirements and to the exercise by the Board of its fiduciary duties.

Trilogy International Partners Inc	3	Fourth Quarter 2021

About Trilogy International Partners Inc.

TIP Inc. is the parent company of Trilogy International Partners LLC (“Trilogy LLC”), an international wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have successfully bought, built, launched and operated communications businesses in 15 international markets and the United States.

Trilogy LLC, together with its consolidated subsidiaries in New Zealand, 2degrees, and Bolivia, NuevaTel, is a provider of wireless voice and data communications services including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications services to residential and enterprise customers in New Zealand and Bolivia.

Unless otherwise stated, the financial information provided herein is for TIP Inc. as of December 31, 2021.

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. TIP Inc.’s Common Shares trade on the TSX under the ticker TRL and its warrants trade on such exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

TIP Inc.’s reportable segments are New Zealand and Bolivia. Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker, who assesses performance of the segments and allocates resources primarily based on the financial measures of revenues and Segment Adjusted EBITDA). The nature of the business of the Segments is as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand

Wireless telecommunications operations for New Zealand consumers and businesses; fixed broadband network connectivity through fiber network assets to support a range of voice, data and networking for New Zealand consumers, businesses and governments.

About this press release

This press release contains information about our business and performance for the three and twelve months ended December 31, 2021, as well as forward-looking information and assumptions. See “About Forward-Looking Information” for more information. This discussion should be read together with supplementary information filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this press release was prepared in accordance with U.S. GAAP. In our discussion, we also use certain non-U.S. GAAP financial measures to evaluate our performance. See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

In 2021, we replaced “Wireline” with “Fixed broadband” to describe the revenues and subscribers associated with the Company’s fixed broadband products in New Zealand and Bolivia, which may be provided using fixed line or wireless technology. As a result, fixed LTE service revenues were reclassified from Wireless service revenues and are now included as a component of Fixed broadband service revenues in our Consolidated Statements of Operations and Comprehensive Loss. Fixed LTE subscribers were also reclassified from Other wireless subscribers to Fixed broadband subscribers. This reclassification has been applied to all periods presented in this press release. Fixed LTE service revenues reclassified to Fixed broadband service revenues were $1.4 million and $1.0 million for the three months ended December 31, 2021 and 2020, respectively, and $5.1 million and $3.1 million for the years ended December 31, 2021 and 2020, respectively. This change had no impact on total revenues or net loss for any period presented.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606),” and has since modified the standard with several ASUs (collectively, the “new revenue standard”). We adopted the new revenue standard on January 1, 2019, using the modified retrospective method. This method requires the cumulative effect of initially applying the standard to be recognized at the date of adoption. Financial information prior to our adoption date has not been adjusted. For further information see “Note 13 – Revenue from Contracts with Customers” to the Consolidated Financial Statements for the period ended December 31, 2021 (“Consolidated Financial Statements”) filed on the date hereof under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Trilogy International Partners Inc	4	Fourth Quarter 2021

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” and has since modified the standard with several updates (collectively, the “new lease standard”). We adopted the new lease standard on January 1, 2020, using the modified retrospective method. This method results in recognizing and measuring leases at the adoption date with a cumulative-effect adjustment to opening retained earnings/accumulated deficit. Financial information prior to our adoption date has not been adjusted. The adoption of the new lease standard resulted in the recognition of an operating lease right-of-use asset and an operating lease liability as of the adoption date. The adoption of the new lease standard did not have a material impact on the Consolidated Statements of Operations and Comprehensive Loss or the Consolidated Statement of Cash Flows.  For further information, see “Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies” and “Note 15 – Leases” to the Consolidated Financial Statements.

All dollar amounts are in United States dollars (“USD”) unless otherwise stated. In New Zealand, the Company generates revenues and incurs costs in New Zealand dollars (“NZD”). Fluctuations in the value of the NZD relative to the USD can increase or decrease the Company’s overall revenue and profitability as stated in USD, which is the Company’s reporting currency. The following table sets forth for each period indicated the exchange rates in effect at the end of the period and the average exchange rates for such periods, for the NZD, expressed in USD.

	December 31, 2021	December 31, 2020	% Change
End of period NZD to USD exchange rate	0.68	0.72	(5%)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2021	2020	% Change	2021	2020	% Change
Average NZD to USD exchange rate	0.69	0.69	1%	0.71	0.65	9%

NZD amounts reflect the USD amount as converted according to the average NZD/USD exchange rates as presented in the table above.

Amounts for subtotals, totals and percentage changes included in tables in this press release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in the Consolidated Financial Statements and related notes for the period ended December 31, 2021 are a result of rounding. Information is current as of March 30, 2022 and was approved by the Board. This press release includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our financial statements and Management’s Discussion and Analysis for the years December 31, 2021 and December 31, 2020, our Annual Report on Form 20-F for the year ended December 31, 2021, and other filings with Canadian securities commissions and the U.S. Securities and Exchange Commission, is available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Trilogy International Partners Inc	5	Fourth Quarter 2021

Impact of COVID-19 on our Business

In December 2019, a strain of coronavirus, now known as COVID-19, surfaced in China, spreading rapidly throughout the world in the following months. In March 2020, the World Health Organization declared the outbreak of COVID-19 to be a pandemic. Shortly following this declaration and after observing COVID-19 infections in their countries, the governments of New Zealand and Bolivia imposed quarantine policies with isolation requirements and movement restrictions.

During 2020 and 2021 and continuing through the date of this press release, the business and operations of both 2degrees and NuevaTel have been affected by the pandemic. The impact to date has varied with differing effects on financial and business results in New Zealand and Bolivia. Given the ongoing and changing developments related to the pandemic, the full extent of future effects on the Company’s businesses and financial results cannot be reliably estimated.

In New Zealand, the government’s swift and significant response at the outset of the pandemic had an immediate impact on customer acquisition and revenues, and 2degrees undertook actions throughout 2020 and 2021 to mitigate the impact. However, as movement restrictions within New Zealand were lifted, financial results, including revenues and Segment Adjusted EBITDA (see Note 18 – Segment Information to the Consolidated Financial Statements), began to improve sequentially in the latter part of 2020 and continued through 2021 as compared to the initial months of the pandemic. During the third quarter of 2021, a resurgence of COVID-19 cases resulted in a reinstatement of movement restrictions which adversely affected financial sequential results during the quarter. These movement restrictions remained in force at various levels throughout the country until December 2021 when a new “traffic light” framework was rolled out. The traffic light structure provides more certainty and stability with schools and businesses remaining open during all color stages. However, certain capacity and vaccination restrictions may be implemented depending on the color stage. Although this new framework provides a more predictable and open environment, there continues to be uncertainty for 2degrees regarding the future effect of COVID-19 on the New Zealand economy and related responses by the government, regulators and customers.

In Bolivia, the consequences of COVID-19 and related societal restrictions have been more pronounced, and the impact of the pandemic on the financial results of NuevaTel has been more significant, than in New Zealand. Over the course of 2020 and 2021, NuevaTel experienced a reduction in key financial metrics including revenues, Segment Adjusted EBITDA and subscribers as a result of societal and movement restrictions which significantly affected customer behavior.

Additionally, societal and movement restrictions in effect in Bolivia through the end of 2021 resulted in economic uncertainty and it is unclear when customer behavior in Bolivia will return to historic norms, creating a risk of a continuing adverse impact on the timing and amount of cash collections, bad debt expense and revenue trends. Periodically during 2021, certain regions in Bolivia experienced a resurgence of COVID-19 cases which resulted in additional measures that suppressed typical customer behavior. Due to the wide-ranging economic effect of COVID-19 in Bolivia, NuevaTel generated substantial net losses during the periods impacted by the pandemic and continuing through the year ended December 31, 2021. Similarly, the net losses incurred in 2020 impacted our near-term expectation regarding the ability to generate taxable income in Bolivia and thereby utilize NuevaTel’s deferred tax assets, certain of which have a relatively short duration of use. Consequently, during the third quarter of 2020, management changed its assessment with respect to the ability to realize NuevaTel’s net deferred tax assets, concluding that they are no longer more likely than not to be realized. On the basis of this evaluation, management recorded a full valuation allowance against NuevaTel’s net deferred tax asset balance in 2020 and has continued to maintain a full reserve through December 31, 2021. Management will continue to assess the need for a valuation allowance in future periods.

Trilogy International Partners Inc	6	Fourth Quarter 2021

As it relates to NuevaTel’s long-lived assets, including property and equipment, license costs and other intangible assets, and operating lease right of-use-assets, the Company monitors and assesses for impairment when events or changes in circumstances indicate that the carrying amount of an affected asset group may not be recoverable. This evaluation of long-lived assets is performed at the NuevaTel entity level, which is the lowest level at which individual cash flows can be identified. As disclosed in prior filings by the Company, NuevaTel’s financial performance during the second half of 2021 was expected to be pivotal to management’s continuing evaluation of facts and circumstances in this regard. Amidst the ongoing impact of COVID-19 on the local economy, NuevaTel did not meet management’s expectations regarding recovery of its business and financial performance during the third quarter of 2021, particularly considering the sequential quarters of negative Adjusted EBITDA during a period when management expected a return to a positive trajectory. As a result, expectations regarding NuevaTel’s long-term financial performance were revised to reflect these changes in facts and circumstances. Due to these and other changes in events and circumstances for NuevaTel, the Company tested the long-lived assets of NuevaTel (the “asset group”) in the third quarter of 2021 for recoverability and impairment.

In evaluating long-lived assets for recoverability, the undiscounted cash flows expected to result from the use of the asset group are compared to the carrying value of the asset group. If the undiscounted cash flows are less than the carrying value, an impairment loss is recognized to the extent that the carrying value of the asset group exceeds its fair value, considering external market participant assumptions. The Company performed a recoverability test during the third quarter of 2021 using management’s best estimate of future undiscounted cash flows and determined that the carrying value of the asset group was not recoverable. Accordingly, the Company determined an estimated fair value of the asset group and related long-lived assets using a combination of valuation techniques, including: (i) a discounted cash flow method, which estimates the amount and timing of net future cash flows and discounts them using a risk-adjusted rate of interest, (ii) a guideline public company method using observable public company valuation information, and (iii) a transaction-based method using observable valuations of recent merged or acquired companies in the telecommunications industry. The fair values of the long-lived assets included within the asset group were further determined using various valuation techniques applied by asset type, including observed market sales of similar assets and consideration of liquidation values and economic obsolescence factors. As a result of estimating the fair value of the asset group and comparing amounts to their carrying value, the Company recorded an impairment charge in the amount of $113.8 million during the year ended December 31, 2021. The impairment was allocated to long-lived assets in the following amounts: $42.2 million to property and equipment, $48.5 million to operating lease right-of-use assets, $18.8 million to license costs and other intangible assets, and $4.3 million to other assets. These impairment charges were included in Impairment of long-lived assets in our Consolidated Statements of Operations and Comprehensive (Loss) Income. The pre-tax impairment charge resulted in a $28.5 million deferred tax asset which was offset by a full valuation allowance, and a $5.2 million tax benefit as a result of the reduction to the Company’s deferred tax liability for NuevaTel’s unrepatriated earnings.

NuevaTel has maintained adequate cash liquidity to date in part due to cash management efforts since the onset of the COVID-19 pandemic, resulting in $17.5 million of cash, cash equivalents and restricted cash as of December 31, 2021. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through the year ended December 31, 2021. Although these initiatives have tempered the impact to date, the prolonged effect of the COVID-19 pandemic has resulted in increased liquidity and cash challenges for NuevaTel regarding its ability to meet its financial obligations as they become due. Specifically, forecasted cash resources may not be sufficient to fund certain obligations due in the first half of 2022 as management continues to address issues associated with meeting such financial obligations. These actions are currently underway and include arranging extended payment terms with suppliers, further controlling costs and further limiting capital expenditures. If NuevaTel is unable to complete the aforementioned activities to a sufficient degree, NuevaTel is projected to have a cash shortfall in the coming months and as early as May 2022.

Notwithstanding the above and as further discussed in Note 20 – Subsequent Events to the Consolidated Financial Statements, on March 28, 2022, the Company entered into an agreement for the transfer of its equity interests in NuevaTel to a third party for a nominal purchase price. Closing is subject to Bolivian regulatory review and approval, unless such condition is waived by the purchaser. The Company will monitor the progress of the closing of the transaction and the related impact on the Company’s exposure to NuevaTel’s liquidity concerns over future periods. There is no certainty that the transaction will close or that NuevaTel’s liquidity concerns will be resolved.

Trilogy International Partners Inc	7	Fourth Quarter 2021

Consolidated Financial Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions unless otherwise noted)	2021	2020	% Chg	2021	2020	% Chg

Revenues
New Zealand	139.8	131.3	6%	528.6	458.9	15%
Bolivia	29.2	37.4	(22%)	124.6	151.0	(17%)
Unallocated Corporate & Eliminations	0.1	0.1	12%	0.3	0.4	(28%)
Total revenues	169.1	168.8	0%	653.6	610.3	7%

Total service revenues	133.8	134.6	(1%)	540.7	504.0	7%

Net loss	28.5	20.2	41%	194.4	79.7	144%
Net loss margin(1)	21.3%	15.0%	6.3 pts	36.0%	15.8%	20.1 pts

Segment Adjusted EBITDA
New Zealand	32.4	29.6	9%	127.6	111.4	15%
Bolivia	(1.0)	1.5	(166%)	(0.1)	6.6	(101%)
Unallocated Corporate & Eliminations	(3.1)	(2.5)	(25%)	(12.4)	(11.0)	(13%)
Adjusted EBITDA(2)	28.3	28.6	(1%)	115.1	107.0	8%
Adjusted EBITDA margin(2)(3)	21.1%	21.3%	(0.1) pts	21.3%	21.2%	0.1 pts

Cash provided by (used in) operating activities	7.3	(0.1)	n/m	48.7	40.9	19%

Capital expenditures(4)	27.4	30.8	(11%)	92.8	77.3	20%
Capital intensity	20.5%	22.9%	(2.4) pts	17.2%	15.3%	1.8 pts

pts - percentage points;    n/m - not material

Notes:

(1)Net loss margin is calculated as Net loss divided by Service revenues.

(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

(3)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

(4)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Trilogy International Partners Inc	8	Fourth Quarter 2021

Results of Our Business Segments

New Zealand

Financial Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions unless otherwise noted)	2021	2020	% Chg	2021	2020	% Chg

Revenues
Wireless service revenues	76.2	71.9	6%	302.7	266.6	14%
Fixed broadband service revenues(1)	26.4	24.0	10%	106.5	83.5	27%
Non-subscriber international long distance and other revenues	1.9	2.2	(14%)	6.9	6.8	1%
Service revenues	104.5	98.1	7%	416.1	357.0	17%
Equipment sales	35.3	33.2	6%	112.6	101.9	10%
Total revenues	139.8	131.3	6%	528.6	458.9	15%

Segment Adjusted EBITDA	32.4	29.6	9%	127.6	111.4	15%
Segment Adjusted EBITDA margin(2)	31.0%	30.2%	0.7 pts	30.7%	31.2%	(0.6) pts

Capital expenditures(3)	26.0	24.2	7%	81.1	65.1	25%
Capital intensity	24.8%	24.7%	0.1 pts	19.5%	18.2%	1.3 pts

Subscriber Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(Thousands unless otherwise noted)	2021	2020	% Chg	2021	2020	% Chg

Postpaid
Gross additions	26.0	23.3	11%	90.0	83.3	8%
Net additions	11.7	12.2	(4%)	40.7	33.2	22%
Total postpaid subscribers	552.5	511.8	8%	552.5	511.8	8%
Prepaid
Net (losses) additions	(24.6)	3.1	(901%)	(80.6)	(8.9)	(803%)
Total prepaid subscribers	890.7	971.3	(8%)	890.7	971.3	(8%)
Total wireless subscribers	1,443.2	1,483.1	(3%)	1,443.2	1,483.1	(3%)

Fixed broadband
Gross additions	11.3	11.6	(2%)	47.8	50.1	(5%)
Net additions	3.3	3.3	0%	17.3	23.9	(28%)
Total fixed broadband subscribers	149.0	131.8	13%	149.0	131.8	13%
Total subscribers	1,592.2	1,614.8	(1%)	1,592.2	1,614.8	(1%)

Monthly blended wireless ARPU ($, not rounded)	17.53	16.23	8%	17.24	15.11	14%
Monthly postpaid wireless ARPU ($, not rounded)	30.79	30.78	0%	31.23	29.29	7%
Monthly prepaid wireless ARPU ($, not rounded)	9.44	8.59	10%	9.18	7.82	17%
Monthly residential fixed broadband ARPU ($, not rounded)	49.81	50.11	(1%)	52.98	46.67	14%
Blended wireless churn	2.5%	1.8%	0.7 pts	2.2%	2.0%	0.2 pts
Postpaid churn	1.0%	1.0%	(0.0) pts	0.9%	1.0%	(0.1) pts

pts - percentage points

Notes:

(1)Beginning in 2021, we have discontinued the use of “Wireline” and have replaced with “Fixed broadband” to label the results and metrics associated with the Company’s fixed broadband products in New Zealand.

(2)Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Service revenues.

(3)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

Trilogy International Partners Inc	9	Fourth Quarter 2021

Revenues

New Zealand total revenues increased by $8.5 million, or 6%, for the three months ended December 31, 2021 compared to the same period in 2020, primarily due to an increase in service revenues. Additionally, service revenues and total revenues for the quarter were impacted favorably by a 1% increase in foreign currency exchange.

Service revenues increased by $6.4 million, or 7%, for the three months ended December 31, 2021 compared to the same period in 2020. Excluding the impact of foreign currency exchange, service revenues increased by $5.2 million, or 5%, compared to the same period in 2020. The increase in reported service revenues was primarily due to the following:

•

Postpaid service revenues increased by $3.8 million, or 8%, compared to the fourth quarter of 2020. Excluding the impact of foreign currency exchange, postpaid service revenues increased by $3.2 million, or 7%, compared to the fourth quarter of 2020. The increase in revenues was primarily due to an 8% year over year increase in our postpaid subscriber base, driven primarily by strong growth of our B2B subscribers;

•

Prepaid service revenues increased by $0.6 million, or 2%, compared to the fourth quarter of 2020. Excluding the impact of foreign currency exchange, prepaid service revenues increased by $0.3 million, or 1%, compared to the fourth quarter of 2020. An 8% decrease in prepaid subscribers was offset by a 9% increase in prepaid ARPU, excluding the impact of foreign currency exchange, driven by an increase in the rate at which prepaid customers purchased prepaid plans as opposed to top-up or add-on offers; and

•

Fixed broadband service revenues increased by $2.4 million, or 10%, compared to the fourth quarter of 2020. Excluding the impact of foreign currency exchange, fixed broadband service revenues increased by $2.1 million, or 9%, compared to the fourth quarter of 2020. This increase was driven primarily by a 13% year-over-year growth in the fixed broadband subscriber base.

Segment Adjusted EBITDA

Segment Adjusted EBITDA increased by $2.7 million, or 9%, for the three months ended December 31, 2021 compared to the same period in 2020. On an organic basis Segment Adjusted EBITDA increased by $3.3 million, or 12%, compared to the same period in 2020, which excludes the impact of the new revenue standard, a year-over-year headwind of $0.9 million, or 4%, and a foreign currency exchange benefit of $0.4 million, or 1%. The 9% reported increase in Segment Adjusted EBITDA for the three months ended December 31, 2021 was primarily the result of the aforementioned increases in revenues, partially offset by the following increases in operating expenses:

•

Cost of service increased by $3.9 million, or 11%. Excluding the impact of foreign currency exchange, cost of service increased $3.4 million, or 10%, primarily due to an increase in transmission expense associated with the growth in fixed broadband subscribers and an increase in network-related maintenance costs;

•

Sales and marketing increased by $1.7 million, or 11%. Excluding the impact of foreign currency exchange, sales and marketing costs increased $1.5 million, or 9%, primarily due to an increase in commissions expense as a result of higher amortization expense relating to incremental contract acquisition costs capitalized subsequent to December 31, 2020;

•

General and administrative increased by $4.9 million, or 29%. Excluding the impact of foreign currency exchange, the increase was $4.7 million, or 27%, primarily due to higher legal and consulting costs related to 2degrees’ preparation of a planned public listing and equity issuance which were deferred as of September 30, 2021, as well as transaction costs related to strategic activities. Upon the announcement of the 2degrees Sale, these costs were expensed in the fourth quarter of 2021. These costs of $6.0 million were removed from Segment Adjusted EBITDA due to the nonrecurring nature.

Capital Expenditures

Capital expenditures increased by $1.7 million, or 7%, for the three months ended December 31, 2021 compared to the same period in 2020. The increase was primarily attributable to 5G network investments. Excluding the impact of foreign currency, capital expenditures increased by $1.4 million, or 6%.

Trilogy International Partners Inc	10	Fourth Quarter 2021

Bolivia

Financial Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions unless otherwise noted)	2021	2020	% Chg	2021	2020	% Chg

Revenues
Wireless service revenues	27.5	35.0	(21%)	117.6	141.7	(17%)
Fixed broadband service revenues(1)	1.4	1.0	43%	5.1	3.1	64%
Non-subscriber international long distance and other revenues	0.3	0.5	(43%)	1.7	1.8	(6%)
Service revenues	29.2	36.5	(20%)	124.3	146.6	(15%)
Equipment sales	0.0	0.9	(98%)	0.3	4.4	(93%)
Total revenues	29.2	37.4	(22%)	124.6	151.0	(17%)

Segment Adjusted EBITDA	(1.0)	1.5	(166%)	(0.1)	6.6	(101%)
Segment Adjusted EBITDA margin(2)	(3.3%)	4.0%	(7.3) pts	(0.1%)	4.5%	(4.6) pts

Capital expenditures(3)	1.4	6.5	(78%)	11.8	12.3	(4%)
Capital intensity	4.9%	17.9%	(13.0) pts	9.5%	8.4%	1.1 pts

Subscriber Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(Thousands unless otherwise noted)	2021	2020	% Chg	2021	2020	% Chg

Postpaid
Gross additions	15.3	15.6	(2%)	60.7	50.1	21%
Net (losses) additions	(9.0)	3.3	(372%)	(38.9)	(60.6)	36%
Total postpaid subscribers	220.1	259.0	(15%)	220.1	259.0	(15%)
Prepaid
Net (losses) additions	(110.1)	173.9	(163%)	(183.3)	(7.9)	n/m
Total prepaid subscr ibers	1,276.0	1,459.3	(13%)	1,276.0	1,459.3	(13%)
Total wireless subscribers(4)	1,530.2	1,759.6	(13%)	1,530.2	1,759.6	(13%)

Monthly blended wireless ARPU ($, not rounded)	5.76	6.98	(17%)	5.96	6.56	(9%)
Monthly postpaid wireless ARPU ($, not rounded)	18.58	21.19	(12%)	18.79	20.12	(7%)
Monthly prepaid wireless ARPU ($, not rounded)	3.45	4.19	(18%)	3.59	3.80	(6%)
Blended wireless churn	10.5%	5.6%	4.9 pts	9.6%	5.8%	3.8 pts
Postpaid churn	4.0%	1.6%	2.4 pts	3.6%	3.2%	0.4 pts

pts – percentage points;    n/m – not meaningful

Notes:

(1)Beginning in 2021, Fixed Long Term Evolution (“LTE”) subscribers have been reclassified for all periods from Other wireless subscribers and are now included as component of Fixed broadband subscribers.

(2)Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Service revenues.

(3)Represents purchases of property and equipment excluding purchases of property and equipment acquired through vendor-backed financing and finance lease arrangements. Expenditures related to the acquisition of spectrum licenses, if any, are not included in capital expenditures amounts.

(4)Includes public telephony and other wireless subscribers.

Trilogy International Partners Inc	11	Fourth Quarter 2021

Revenues

Bolivia total revenues declined by $8.2 million, or 22%, for the three months ended December 31, 2021 compared to the same period in 2020, due to a decrease in service revenues of $7.3 million, or 20%. This decline in service revenues was primarily due to the economic impact of COVID-19 as well as increased competition in the market, and included a $3.8 million, or 23%, decline in postpaid revenues due to a 15% decrease in our postpaid subscriber base combined with a 12% decline in postpaid ARPU. Prepaid service revenues decreased by $3.5 million, or 20%, primarily due to an 18% decline in prepaid ARPU as a result of declining voice revenues as subscribers continued to shift from voice usage to data-based voice applications, coupled with a decline in the prepaid subscriber base.

Segment Adjusted EBITDA

Segment Adjusted EBITDA declined by $2.4 million, for the three months ended December 31, 2021 compared to the same period in 2020, primarily due to the aforementioned decrease in total revenues which was partially offset by a decline in operating expenses, primarily due to the following:

•

Cost of service declined by $3.4 million, or 17%, primarily due to a decrease in interconnection costs as a result of lower mobile traffic terminating outside of our network and lower transaction taxes primarily due to the decrease in revenues and subscribers;

•

Sales and marketing decreased by $0.8 million, or 12%, primarily due to workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through 2021. This decrease was partially offset by an increase in commissions expense due to an impairment charge of $0.7 million recorded in the quarter related to customer acquisition costs associated with disconnections of prepaid subscribers;

•

General and administrative declined by $0.8 million, or 10%, primarily due to a decrease in administrative taxes related to certain government regulated promotional activity. Additionally, the workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through 2021 also contributed to the decline; and

•	Cost of equipment sales declined by $1.7 million, or 75%, primarily due to a decrease in the volume of handsets sold during the fourth quarter of 2021 compared to the same period last year.

Capital Expenditures

Capital expenditures decreased by $5.1 million, or 78%, for the three months ended December 31, 2021 compared to the same period in 2020, mainly due to investment in LTE expansion sites which occurred during the fourth quarter of 2020 and the first half of 2021.

Trilogy International Partners Inc	12	Fourth Quarter 2021

Review of Consolidated Performance

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2021	2020	% Chg	2021	2020	% Chg

Consolidated Adjusted EBITDA(1)	28.3	28.6	(1%)	115.1	107.0	8%
Consolidated Adjusted EBITDA margin(1)(2)	21.1%	21.3%	(0.1) pts	21.3%	21.2%	0.1 pts

(Deduct) add:
Finance costs(3)	(13.8)	(12.7)	(8%)	(60.7)	(46.5)	(31%)
Impairment of long-lived assets	-	-	0%	(113.8)	-	(100%)
Change in fair value of warrant liability	(0.1)	0.1	(200%)	0.1	(0.0)	212%
Depreciation, amortization and accretion	(21.7)	(27.3)	21%	(107.2)	(107.0)	(0%)
Income tax expense	(5.3)	(5.5)	3%	(10.5)	(23.1)	54%
Other(4)	(16.0)	(3.4)	(368%)	(17.2)	(10.1)	(70%)
Net loss	(28.5)	(20.2)	(41%)	(194.4)	(79.7)	(144%)

pts - percentage points

Notes:

(1)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

(2)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

(3)Finance costs includes Interest expense and Debt issuance and modification costs. For a description of these costs, see "Finance costs" below.

(4)Other includes the following: Equity-based compensation, Loss (gain) on disposal of assets and sale-leaseback transaction, transaction and other nonrecurring costs and Other, net.

Earnings per share

	Three Months Ended December 31,		Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions except per share data)	2021	2020	2021	2020

Net loss attributable to Trilogy International Partners Inc.	(28.2)	(12.4)	(144.7)	(47.8)

Weighted Average Common Shares Outstanding:
Basic and diluted	85,391,699	57,929,607	67,412,546	57,671,818

Net loss Per Share:
Basic and diluted	(0.33)	(0.21)	(2.15)	(0.83)

Finance costs

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2021	2020	% Chg	2021	2020	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	2.1	2.2	(3%)	8.7	9.5	(9%)
Bolivia	0.5	0.6	(13%)	1.9	2.0	(5%)
Corporate	11.2	10.0	12%	43.1	35.0	23%
Total Interest on borrowings	13.8	12.7	8%	53.7	46.5	15%

Debt issuance and modification costs	-	-	0%	7.0	-	100%
Total finance costs	13.8	12.7	8%	60.7	46.5	31%

Trilogy International Partners Inc	13	Fourth Quarter 2021

Depreciation, amortization and accretion

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2021	2020	% Chg	2021	2020	% Chg

New Zealand	17.0	17.0	(0%)	73.9	64.6	14%
Bolivia	4.6	10.2	(55%)	33.3	41.9	(21%)
Corporate	0.0	0.1	(37%)	0.0	0.4	(96%)
Total depreciation, amortization and accretion	21.7	27.3	(21%)	107.2	107.0	0%

Interest expense

Interest expense increased by $1.1 million, or 8%, for the three months ended December 31, 2021 compared to the same period in 2020, primarily related to the issuance by TISP in October 2020 of $50 million in aggregate principal amount of senior secured notes at an interest rate of 10.0% per annum. See Note 7 – Debt to the Consolidated Financial Statements for further information.

Change in fair value of warrant liability

The change in warrant liability of $0.1 million for the three months ended December 31, 2021 compared to the same period in 2020 was due to changes in the trading price of the warrants.

Depreciation, amortization and accretion

Depreciation, amortization, and accretion declined $5.6 million, or 21%, for the three months ended December 31, 2021 compared to the same period in 2020 and was primarily due to lower asset base in Bolivia being depreciated as a result of the impairment charge recognized in the third quarter of 2021. See Note 1 – Description of Business, Basis of Presentation and Summary of Significant Accounting Policies to the Consolidated Financial Statements.

Income tax expense

Income tax expense declined by $0.2 million, or 3%, for the three months ended December 31, 2021 compared to the same period in 2020, primarily due to a valuation allowance recorded against the Company’s deferred tax assets in Bolivia in the fourth quarter of 2020. There was also a benefit recorded in the fourth quarter of 2021 from the impact of the impairment charge on the Company’s deferred tax liability in respect of NuevaTel’s unrepatriated earnings.

Other

Other increased by $12.6 million for the three months ended December 31, 2021 compared to the same period in 2020, primarily due to a $10.7 million increase relating to the charge recorded relating to an increase in the principal amount of the TISP 8.875% senior secured notes due 2023 (the “TISP 8.875% Notes”) in the fourth quarter of 2021. See Note 7 – Debt to the Consolidated Financial Statements for further information. In addition, approximately $8.0 million of the increase was due to nonrecurring professional service costs in New Zealand and at corporate headquarters associated with strategic transactions that were under consideration related to the 2degrees business in 2021. Due to the nonrecurring nature of these expenses, the total of approximately $8.0 million of these costs incurred during the year ended December 31, 2021 were removed from Adjusted EBITDA. These increases were partially offset by individually immaterial changes in various items.

Trilogy International Partners Inc	14	Fourth Quarter 2021

Managing our Liquidity and Financial Resources

As of December 31, 2021, the Company had approximately $55.0 million in cash, cash equivalents and restricted cash of which $36.8 million was held by 2degrees, $17.5 million was held by NuevaTel, and $0.7 million was held at headquarters and others. Cash, cash equivalents and restricted cash declined $47.5 million since December 31, 2020, primarily driven by purchases of property and equipment in 2021, partially offset by cash inflows provided by operating activities.

The Company and its operating subsidiaries, 2degrees and NuevaTel, continue to actively monitor the impact of the COVID-19 pandemic on the economies of New Zealand and Bolivia. The self-isolation and movement restrictions implemented in these countries, especially in Bolivia, continue to affect customer behavior. NuevaTel has maintained adequate cash liquidity to date in part due to cash management efforts since the onset of the COVID-19 pandemic, resulting in $17.5 million of cash, cash equivalents and restricted cash as of December 31, 2021. As an additional measure to preserve liquidity and support the ability to generate future cash flows, NuevaTel implemented workforce reductions in the fourth quarter of 2020 with related cost reductions continuing through the year ended December 31, 2021. Although these initiatives have tempered the impact to date, the prolonged effect of the COVID-19 pandemic has resulted in increased liquidity and cash challenges for NuevaTel regarding its ability to meet its financial obligations as they become due. Specifically, forecasted cash resources may not be sufficient to fund certain obligations due in the first half of 2022 as management continues to address issues associated with meeting such financial obligations. These actions are currently underway and include arranging extended payment terms with suppliers, further controlling costs and further limiting capital expenditures. If NuevaTel is unable to complete the aforementioned activities to a sufficient degree, NuevaTel is projected to have a cash shortfall in the coming months and as early as May 2022.

Notwithstanding the above and as further discussed in Note 20 – Subsequent Events to the Consolidated Financial Statements, on March 28, 2022, the Company entered into an agreement for the transfer of its equity interests in NuevaTel to a third party for a nominal purchase price. Closing is subject to Bolivian regulatory review and approval, unless such condition is waived by the purchaser. The Company will monitor the progress of the closing of the transaction and the related impact on the Company’s exposure to NuevaTel’s liquidity concerns over future periods. There is no certainty that the transaction will close or that NuevaTel’s liquidity concerns will be resolved.

Due to liquidity issues, as discussed in “Impact of COVID-19 on our Business” above, NuevaTel has taken a number of actions to conserve cash. Several of these actions could increase NuevaTel’s exposure to regulatory enforcement actions or claims by contractual counterparties should it be in default in meeting its obligations under relevant lease, service and supply agreements. Specifically, NuevaTel was obligated to prepay an annual spectrum usage fee of approximately $9.5 million to the  Autoridad de Regulación y Fiscalización de Telecomunicaciones y Transportes of Bolivia (the “ATT”), Bolivia’s telecommunications regulator, in January 2022. NuevaTel paid 1/12 of the amount due, advising the ATT that it would pay the balance in monthly installments over the course of 2022. The ATT objected to the prorated payment and may require that NuevaTel be subject to 6% interest and a 10% penalty with respect to late payment of the spectrum fee. However, the ATT did not indicate that it would bring any enforcement action against NuevaTel with respect to delinquent payments in 2022. NuevaTel is also obligated to deploy 4G LTE services by October 2022 in numerous municipalities where it does not yet have network infrastructure. NuevaTel anticipates that it will be delinquent in meeting this obligation and as a result could be fined approximately $0.2 million by the ATT. The ATT also has the authority to institute license revocation proceedings in connection with a failure to initiate LTE service in a timely fashion. NuevaTel has received no indication regarding the likelihood that the ATT would pursue a license revocation. Additionally, since November 2021, NuevaTel has deferred payments due under other contracts with various suppliers and vendors. To date, none of the counterparties to these contracts has asserted that NuevaTel is in breach of its payment obligations. Finally, should NuevaTel need to reduce staff in order to manage ongoing operating expenses, it will be required to pay certain retirement, severance and accrued leave benefits to employees who are terminated. NuevaTel has reserved funds to cover these costs in the event that such termination liabilities are incurred.

The NuevaTel bond debt with outstanding balance of $20.1 million as of December 31, 2021 is subject to certain financial covenants, including a debt service ratio as calculated under local accounting standards. The debt service ratio becomes operative commencing with the first quarter of 2022. The Company anticipates that the requirements under the debt service ratio covenant will not be met for the first quarter of 2022, the first period during which the covenant is operative. If the covenant is breached, NuevaTel will have a 90-day grace period in which to remedy the breach or seek a waiver from the bondholders. If NuevaTel is not able to remedy the breach or obtain a waiver, the bondholders will assemble following the 90-day grace period to determine the course of action regarding NuevaTel’s future obligations under the bonds. None of TIP Inc. or its subsidiaries (other than NuevaTel) have any obligations under the bonds. The bonds are secured by certain sources of NuevaTel cash flows.

Trilogy International Partners Inc	15	Fourth Quarter 2021

On May 6, 2021, TISP and TISP Finance initiated a private offer (“Exchange Offer”) to the holders of the Trilogy LLC senior secured notes due 2022 (the “Trilogy LLC 2022 Notes”) to exchange any and all of the then-outstanding $350 million aggregate principal amount of the Trilogy LLC 2022 Notes for the TISP 8.875% Notes. The Exchange Offer closed on June 7, 2021. The Trilogy LLC 2022 Notes that remained outstanding after the closing of the Exchange Offer were redeemed and repaid in full with the proceeds of the sale of additional TISP 8.875% Notes in June 2021.

In accordance with the indenture governing the TISP 8.875% Notes, if a 2degrees Liquidity Event (as defined under the indenture for the TISP 8.875% Notes) in which the net cash proceeds received by the Company exceeded $150.0 million NZD was not consummated prior to December 31, 2021 or the TISP 8.875% Notes were not otherwise repaid in full by that date, TISP was required to issue additional TISP 8.875% Notes to each holder thereof in an aggregate principal amount equal to three percent (3%) of the TISP 8.875% Notes held by each such holder at such time, which would result in a total increase in principal amount of up to $10.7 million. As of December 31, 2021, a 2degrees Liquidity Event in which the net cash proceeds received by the Company exceeded $150.0 million NZD had not been consummated and the TISP 8.875% Notes had not been repaid and, accordingly, the principal balance of the TISP 8.875% Notes was increased by three percent or $10.7 million.

As of December 31, 2021, a total of $367.7 million in aggregate principal amount of TISP 8.875% Notes is outstanding. For additional information, see Note 7 – Debt to the Consolidated Financial Statements.

On March 15, 2022, the 2degrees Sale was approved by special resolution at a meeting of our shareholders. We anticipate that closing of the 2degrees Sale will take place in the second quarter of 2022. Under the terms of the Purchase Agreement, Voyage Digital will acquire all of the equity interests in 2degrees. On a cash free debt free basis, the Purchase Price for 100% of the 2degrees shares (including employee options that will convert into shares in connection with the sale) represents an equity value of $1.315 billion NZD, subject to potential adjustments at closing for specific costs or payments by 2degrees between signing and closing. At the closing of the 2degrees Sale, after settlement of 2degrees’ options and reductions for certain costs, the Company expects to receive approximately $930 million NZD. At an assumed NZD to USD exchange rate of 0.67, these proceeds would equal approximately $625 million, inclusive of an escrow amount of approximately $15 million that will be held in a trust account maintained by Voyage Digital’s solicitors for one year following the closing date of the sale. In addition to final regulatory approval, which is expected to be received in the second quarter of 2022 in the ordinary course, the closing of the transaction is subject to the receipt of certain third-party consents as well as other customary conditions, all of which are expected to be satisfied.

In connection with the shareholder approval of the 2degrees Sale, the Company will complete an evaluation regarding classifying our 2degrees business as held for sale and will assess related discontinued operations topics pursuant to ASC 205-20 “Presentation of Financial Statements – Discontinued Operations”, with our reporting for the first quarter of 2022. The Company will additionally assess any requirement to record severance or other compensation items related to the transaction, which if recorded, could be material.

The Company entered into a forward exchange contract in March 2022 to mitigate exposure to fluctuations in the NZD to USD exchange rate for a portion of the proceeds we expect to receive from the sale of 2degrees. The forward exchange contract has a notional amount equal to $450 million, which approximates the amount of the USD denominated debt related obligations of TISP that will be paid upon closing, and a maturity date of June 30, 2022. The foreign exchange rate was priced inclusive of a deal contingent  feature such that if the 2degrees Sale does not close, the hedge contract will expire and terminate.

In order to fund its operations, pending the closing of the 2degrees Sale, the Company entered into short-term loan agreements in January 2022 with three of its principal shareholders totaling up to $10 million in commitments (the “Bridge Loans”). The Bridge Loans are unsecured and accrue interest at the rate of 13.5% per annum, payable on May 16, 2022, November 15, 2022, and the maturity date, provided that the Company may elect not to pay interest on any of such dates prior to the maturity date, in which case all accrued but unpaid interest will be added to the outstanding principal amount of the Bridge Loans. The Bridge Loans mature on the earlier of May 15, 2023, or the date of a change of control of the Company. The closing of the 2degrees Sale to Voyage Digital would constitute a change of control as defined under the terms of the Bridge Loans. In the first quarter of 2022, $10.0 million was received by the Company under the terms of the Bridge Loans.

Trilogy International Partners Inc	16	Fourth Quarter 2021

The 2degrees debt facilities agreement (the “New Zealand 2023 Senior Facilities Agreement”) of $285 million NZD ($194.8 million based on the exchange rate at December 31, 2021) is scheduled to mature in February 2023 unless it is refinanced or its maturity date is extended in advance. In the absence of an extension of the maturity date of this obligation and as long as the Company continues to hold an ownership interest in 2degrees, the significant amounts due under the New Zealand 2023 Senior Facilities Agreement relative to the Company’s available liquid assets would raise substantial doubt about the Company’s ability to continue as a going concern and to satisfy this obligation within one year from the date of this press release. However, as discussed above, in March 2022, TIP Inc.’s shareholders approved the 2degrees Sale to a third party acquiror. In connection with the closing of the 2degrees Sale, the Company and its retained consolidated subsidiaries would no longer have any obligation related to such facilities. While the 2degrees Sale is subject to final regulatory approval, management’s plans to complete the sale of 2degrees are considered probable to be completed based on the stage and status of the sale process as of the date of this press release and accordingly alleviates the substantial doubt regarding the Company’s ability to continue as a going concern.

Accordingly, management believes that the anticipated cash proceeds from the 2degrees Sale together with the Company’s working capital, will be adequate to meet the Company’s requirements, including funding of capital expenditures and contractual obligations, for the next twelve months following the date of this press release.

Trilogy International Partners Inc	17	Fourth Quarter 2021

Operating, investing and financing activities

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2021	2020	% Chg	2021	2020	% Chg

Net cash provided by (used in):
Operating activities	7.3	(0.1)	n/m	48.7	40.9	19%
Investing activities	(27.9)	(41.7)	33%	(93.8)	(86.4)	(9%)
Financing activities	(1.4)	35.7	(104%)	(0.5)	67.8	(101%)
Net (decrease) increase in cash, cash equivalents and restricted cash	(22.1)	(6.1)	(260%)	(45.6)	22.3	(304%)
n/m - not meaningful

Operating activities

Cash flow provided by operating activities increased by $7.8 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change reflects various offsetting changes in working capital in 2021 compared to 2020, including, among other changes, lease incentives received in the third quarter of 2021, partially offset by $7.0 million of fees paid to third parties in connection with the exchange in June 2021 of the Trilogy LLC 2022 Notes and a $6.2 million increase in interest paid, net of capitalized interest, primarily due to an increase in interest expense related to the issuance of the TISP 10.0% Notes during the fourth quarter of 2020. See Note 7 – Debt to the Consolidated Financial Statements for further information.

Investing activities

Cash flow used in investing activities increased by $7.4 million for the year ended December 31, 2021 compared to the year ended December 31, 2020, due to a $15.5 million increase in capital expenditures and aggregate payments of $6.7 million for spectrum licenses in 2021, including renewal of 2degrees’ 1800 and 2100 MHz spectrum holdings, and the receipt in 2020 of $5.8 million in cash proceeds from the fourth and final closing of the NuevaTel tower sale-leaseback transaction. These changes were partially offset by $10.0 million of purchases of short-term investments in 2020 and related $10.0 million in maturities and sales of short-term investments in 2021.

Financing activities

Cash flow used in financing activities increased by $68.3 million for the year ended December 31, 2021 compared to the year ended December 31, 2020. This change was primarily due to a $76.8 million reduction in proceeds from debt, net of payments, including proceeds in 2020 from the issuance of $50 million of senior secured notes by TISP and proceeds of $35.1 million from the New Zealand 2023 Senior Facilities Agreement. These changes were partially offset by a $6.0 million decline in dividends paid to noncontrolling interests in 2021 compared to 2020.

Trilogy International Partners Inc	18	Fourth Quarter 2021

Guidance

Performance Against Full Year Guidance

The following table presents the Company’s full-year 2021 guidance and actual results.

	Missed x	Achieved ✓

(in millions)	2021 Guidance(1)		2021 Actual(2)	Achievement
New Zealand
Service Revenues	Increase of 6% to 8%		Increase of 7%	✓
Segment Adjusted EBITDA	Increase of 6% to 8%		Increase of 9%	✓

(1) Based on guidance included in our Management’s Discussion and Analysis for the second quarter of 2021 filed on August 10, 2021. Guidance excludes the impact of foreign currency and the impact of the implementation of the new revenue standard.

(2) Excludes the impact of foreign currency and the effect of the new revenue standard. During the years ended December 31, 2021 and 2020, the effect of the implementation of the new revenue standard resulted in a reduction in service revenues of ($2.3) million and ($0.9) million, respectively, and an increase in Segment Adjusted EBITDA of $0.8 million and $4.6 million, respectively. See Note 13 – Revenue from Contracts with Customers to the Consolidated Financial Statements for additional information.

Our New Zealand business met our 2021 guidance for service revenues and exceeded our 2021 guidance for Adjusted EBITDA. The service revenues growth was primarily driven by subscriber growth, including postpaid and fixed broadband. Adjusted EBITDA growth was driven by the higher service revenues along with higher margins as the Company continued to benefit from increased scale and operating efficiencies.

Guidance for capital intensity, core capital expenditures as a percentage of service revenues, for New Zealand in 2021 was expected to be in the low 20s. Actual capital intensity for New Zealand in 2021 was 19.3%, as a result of the impact of labor and supply chain constraints due to the COVID-19 pandemic.

In Bolivia, as the operating environment was uncertain due to the COVID-19 pandemic, guidance for 2021 was not provided; however, an improvement that was expected in operating and financial metrics over the course of the fiscal year did not occur. Due to these and other changes in events and circumstances for NuevaTel, the Company tested the long-lived assets of NuevaTel in the third quarter of 2021 for recoverability and impairment, resulting in an impairment charge in the amount of $113.8 million during the year ended December 31, 2021.

Full Year 2022 Guidance

Based on the 2degrees Sale, which is expected to close in the second quarter of 2022, we will not be issuing 2022 guidance for either of our operating segments.

Trilogy International Partners Inc	19	Fourth Quarter 2021

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with U.S. GAAP with several customer-focused performance metrics and non-U.S. GAAP financial measures which are utilized by our management to evaluate our performance.  Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so there may not be reliable ways to compare us to other companies. Adjusted EBITDA represents Net loss (the most directly comparable U.S. GAAP measure) excluding amounts for: income tax expense (benefit); interest expense; depreciation, amortization and accretion; equity-based compensation (recorded as a component of General and administrative expense); loss on disposal of assets and sale-leaseback transaction; and all other non-operating income and expenses.  Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under U.S. GAAP and should not be considered in isolation or as a substitute for Net loss, the most directly comparable U.S. GAAP financial measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Consolidated Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended December 31,			Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2021	2020	% Chg	2021	2020	% Chg

Net loss	(28.5)	(20.2)	(41%)	(194.4)	(79.7)	(144%)

Add:
Interest expense	13.8	12.7	8%	53.7	46.5	15%
Depreciation, amortization and accretion	21.7	27.3	(21%)	107.2	107.0	0%
Debt issuance and modification costs	-	-	0%	7.0	-	100%
Income tax expense	5.3	5.5	(3%)	10.5	23.1	(54%)
Change in fair value of warrant liability	0.1	(0.1)	200%	(0.1)	0.0	(212%)
Other, net	7.7	1.5	427%	3.3	4.6	(28%)
Equity-based compensation	0.7	0.9	(15%)	3.4	5.6	(40%)
Impairment of long-lived assets	-	-	0%	113.8	-	100%
Loss (gain) on disposal of assets and sale-leaseback transaction	0.2	(0.0)	n/m	1.1	(2.5)	143%
Transaction and other nonrecurring costs(1)	7.3	1.1	577%	9.4	2.4	298%
Consolidated Adjusted EBITDA(2)	28.3	28.6	(1%)	115.1	107.0	8%
Net loss margin(3)	(21.3%)	(15.0%)	(6.3) pts	(36.0%)	(15.8%)	(20.1) pts
Consolidated Adjusted EBITDA Margin(2) (4)	21.1%	21.3%	(0.1) pts	21.3%	21.2%	0.1 pts

pts - percentage points   n/m - not meaningful

Notes:

(1)2021 includes $6.4 million of costs related to the Company's preparation for a planned public listing and equity issuance in New Zealand of which $4.7 million were deferred as of September 30, 2021, reflecting the facts and circumstances as of that date. 2021 also includes $1.7 million of costs in connection with the 2degrees Sale. 2020 includes $1.6 million of workforce reduction restructuring costs in response to the impact of the COVID-19 pandemic.

(2)These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions and a reconciliation with the most directly comparable U.S. GAAP financial measures, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

(3)Net loss margin is calculated as Net loss divided by Service revenues.

(4)Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Service revenues.

Trilogy International Partners Inc	20	Fourth Quarter 2021

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results may vary from quarter to quarter because of changes in general economic conditions, seasonal fluctuations and foreign currency movements, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net (loss) income from quarter to quarter can result from events that are unique or that occur irregularly, such as losses on the refinance of debt, foreign exchange gains or losses, changes in the fair value of warrant liability and derivative instruments, impairment or sale of assets and changes in income taxes.

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP:

(US dollars in millions except per share data, unaudited)	2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Service revenues	133.8	134.4	134.2	138.2	134.6	126.3	115.3	127.8
Equipment sales	35.3	23.1	23.4	31.1	34.2	27.5	19.7	25.0
Total revenues	169.1	157.5	157.6	169.3	168.8	153.7	135.0	152.8
Operating expenses	(170.7)	(275.0)	(161.6)	(166.1)	(169.4)	(149.5)	(143.3)	(153.6)
Operating (loss) income	(1.6)	(117.5)	(4.1)	3.3	(0.6)	4.3	(8.3)	(0.8)
Interest expense	(13.8)	(13.4)	(13.2)	(13.3)	(12.7)	(11.3)	(11.1)	(11.4)
Change in fair value of warrant liability	(0.1)	-	0.1	0.1	0.1	(0.1)	(0.0)	(0.1)
Debt issuance and modification costs	-	-	(7.0)	-	-	-	-	-
Other, net	(7.7)	2.2	0.4	1.8	(1.5)	(0.2)	(1.0)	(2.0)
Loss before income taxes	(23.2)	(128.7)	(23.8)	(8.2)	(14.7)	(7.3)	(20.4)	(14.2)
Income tax (expense) benefit	(5.3)	1.0	(2.7)	(3.6)	(5.5)	(15.7)	1.2	(3.1)
Net loss	(28.5)	(127.7)	(26.5)	(11.7)	(20.2)	(23.0)	(19.2)	(17.3)
Net loss attributable to noncontrolling interests	0.3	37.1	9.3	3.0	7.8	9.8	8.2	6.1
Net loss attributable to TIP Inc.	(28.2)	(90.6)	(17.2)	(8.7)	(12.4)	(13.2)	(11.0)	(11.1)
Net loss attributable to TIP Inc. per share:
Basic and diluted	(0.33)	(1.37)	(0.29)	(0.15)	(0.21)	(0.23)	(0.19)	(0.19)

Trilogy International Partners Inc	21	Fourth Quarter 2021

Supplementary Information

Consolidated Statements of Operations and Comprehensive Loss

	Three Months Ended December 31,		Twelve Months Ended December 31,
	(unaudited)
(US dollars in millions)	2021	2020	2021	2020

Revenues
Wireless service revenues	103.7	106.8	420.3	408.4
Fixed broadband service revenues	27.8	25.0	111.5	86.6
Equipment sales	35.3	34.2	112.9	106.3
Non-subscriber international long distance and other revenues	2.3	2.8	8.9	9.0
Total revenues	169.1	168.8	653.6	610.3

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	54.3	53.8	217.6	202.9
Cost of equipment sales	36.6	37.8	120.9	115.8
Sales and marketing	23.1	22.3	88.8	80.3
General and administrative	34.8	28.2	123.9	112.3
Depreciation, amortization and accretion	21.7	27.3	107.2	107.0
Impairment of long-lived assets	-	-	113.8	-
Loss (gain) on disposal of assets and sale-leaseback transaction	0.2	(0.0)	1.1	(2.5)
Total operating expenses	170.7	169.4	773.4	615.7
Operating loss	(1.6)	(0.6)	(119.9)	(5.4)

Other (expenses) income
Interest expense	(13.8)	(12.7)	(53.7)	(46.5)
Change in fair value of warrant liability	(0.1)	0.1	0.1	-
Debt issuance and modification costs	-	-	(7.0)	-
Other, net	(7.7)	(1.5)	(3.3)	(4.6)
Total other expenses, net	(21.6)	(14.1)	(64.0)	(51.2)
Loss before income taxes	(23.2)	(14.7)	(183.8)	(56.6)

Income tax expense	(5.3)	(5.5)	(10.5)	(23.1)
Net loss	(28.5)	(20.2)	(194.4)	(79.7)
Less: Net loss attributable to noncontrolling interests	0.3	7.8	49.7	31.9
Net loss attributable to Trilogy International Partners Inc.	(28.2)	(12.4)	(144.7)	(47.8)

Comprehensive (loss) income
Net loss	(28.5)	(20.2)	(194.4)	(79.7)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(1.6)	16.3	(10.2)	10.8
Other comprehensive (loss) income	(1.6)	16.3	(10.2)	10.8
Comprehensive loss	(30.1)	(3.9)	(204.6)	(68.9)
Comprehensive loss (income) attributable to noncontrolling interests	0.7	(0.3)	53.5	26.6
Comprehensive loss attributable to Trilogy International Partners Inc.	(29.4)	(4.2)	(151.1)	(42.3)

Trilogy International Partners Inc	22	Fourth Quarter 2021

Consolidated Balance Sheets

(US dollars in millions)	December 31, 2021	December 31, 2020

ASSETS
Current assets:
Cash and cash equivalents	53.5	71.2
Restricted cash	1.5	31.3
Short-term investments	-	10.0
Accounts receivable, net	61.1	55.4
Equipment Installment Plan (“EIP”) receivables, net	41.7	43.5
Inventory	10.9	14.6
Prepaid expenses and other current assets	32.2	28.8
Total current assets	200.8	254.9

Property and equipment, net	307.1	362.9
Operating lease right-of-use assets, net	120.4	156.0
License costs and other intangible assets, net	61.4	85.5
Goodwill	9.7	10.2
Long-term EIP receivables	34.5	37.3
Deferred income taxes	23.9	37.6
Other assets	46.0	44.6
Total assets	803.9	989.0

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	27.2	19.9
Construction accounts payable	22.5	16.5
Current portion of debt and financing lease liabilities	31.6	21.0
Customer deposits and unearned revenue	25.9	27.4
Short-term operating lease liabilities	19.3	17.9
Other current liabilities and accrued expenses	99.2	116.4
Total current liabilities	225.6	219.1

Long-term debt and financing lease liabilities	631.7	630.8
Deferred income taxes	0.3	8.0
Non-current operating lease liabilities	168.4	138.5
Other non-current liabilities	23.9	31.6
Total liabilities	1,049.9	1,027.9

Commitments and contingencies

Total shareholders’ deficit	(246.0)	(38.9)

Total liabilities and shareholders’ deficit	803.9	989.0

Trilogy International Partners Inc	23	Fourth Quarter 2021

Consolidated Statements of Cash Flows

	Twelve Months Ended December 31,
(US dollars in millions)	2021	2020

Operating activities:
Net loss	(194.4)	(79.7)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for doubtful accounts	8.7	13.9
Depreciation, amortization and accretion	107.2	107.0
Equity-based compensation	3.4	5.6
Impairment of long-lived assets	113.8	-
Loss (gain) on disposal of assets and sale-leaseback transaction	1.1	(2.5)
Non-cash right-of-use asset lease expense	19.2	18.7
Non-cash interest expense and debt derivative instrument charge	18.3	4.2
Settlement of cash flow hedges	(1.7)	(1.6)
Change in fair value of warrant liability	(0.1)	0.0
Non-cash (gain) loss from change in fair value on cash flow hedges	(4.8)	2.5
Unrealized (gain) loss on foreign exchange transactions	(0.6)	0.4
Deferred income taxes	4.3	15.3
Changes in operating assets and liabilities:
Accounts receivable	(15.6)	(4.7)
EIP receivables	0.2	(10.5)
Inventory	3.2	5.5
Prepaid expenses and other current assets	(4.0)	(4.8)
Other assets	(5.8)	(2.0)
Accounts payable	7.6	(8.9)
Operating lease liabilities	(1.6)	(16.8)
Other current liabilities and accrued expenses	(9.7)	(5.8)
Customer deposits and unearned revenue	(0.3)	5.1
Net cash provided by operating activities	48.7	40.9

Investing activities:
Purchase of property and equipment	(92.8)	(77.3)
Maturities and sales of short-term investments	10.0	-
Purchase of spectrum licenses and other additions to license costs	(6.7)	-
Purchase of short-term investments	-	(10.0)
Proceeds from sale-leaseback transaction	-	5.8
Other, net	(4.2)	(4.9)
Net cash used in investing activities	(93.8)	(86.4)

Financing activities:
Payments of debt, including sale-leaseback and EIP receivables financing obligations	(382.5)	(275.1)
Proceeds from debt	350.0	346.7
Proceeds from EIP receivables financing obligation	39.9	12.6
Dividends to noncontrolling interests	(5.7)	(11.7)
Debt issuance and modification costs	(1.9)	(4.4)
Other, net	(0.3)	(0.2)
Net cash (used in) provided by financing activities	(0.5)	67.8

Net (decrease) increase in cash, cash equivalents and restricted cash	(45.6)	22.3
Cash, cash equivalents and restricted cash, beginning of period	102.5	78.5
Effect of exchange rate changes	(1.9)	1.8
Cash, cash equivalents and restricted cash, end of period	55.0	102.5

Trilogy International Partners Inc	24	Fourth Quarter 2021

About Forward-Looking Information

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America.  Forward-looking information and forward-looking statements may relate to the future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, new credit facilities, other plans and objectives such as the consummation of the pending 2degrees Sale and the pending transfer of NuevaTel, the proceeds from the 2degrees Sale and the Company’s use of such proceeds; the Company’s ability to continue as a going concern and meet its obligations; the Company’s working capital following the 2degrees Sale; the likelihood of completion of the sale of 2degrees, the timing, nature and amount of any cash distribution to shareholders and the potential for a wind-up of the Company, the potential grant of additional RSUs/DSUs and the subsequent vesting/settlement of such RSUs/DSUs. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “preliminary”, “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: that regulatory and third party approvals and other conditions to closing the 2degrees Sale and the transfer of NuevaTel will be satisfied  or obtained, as applicable; general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Trilogy International Partners Inc	25	Fourth Quarter 2021

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties are those associated with the 2degrees Sale and the transfer of NuevaTel, including that the conditions to completion of the 2degrees Sale or the transfer of NuevaTel will not be satisfied, an event, change or other circumstance that could give rise to the termination of the 2degrees Sale or the transfer of NuevaTel will occur and that receipt of required regulatory or third party approvals to the consummation of the 2degrees Sale or the transfer of NuevaTel will not be obtained; covenants contained in the 2degrees Sale agreement limit the ability of 2degrees to undertake certain actions, including, without limitation, the incurrence of indebtedness, investments in third parties or acquisition of assets, or the payment of any dividends or distributions by 2degrees to TIP Inc.; TIP Inc.’s history of losses; TIP Inc.’s status as a holding company; TIP Inc. subsidiaries significant level of indebtedness and the refinancing, default and other risks, resulting therefrom, as well as limits, restrictive covenants and restrictions set forth in TIP Inc.’s subsidiaries’ credit agreements, including certain limitations on TIP Inc.’s and its subsidiaries’ ability to buy and sell assets resulting therefrom;  TIP Inc.’s or its subsidiaries’ ability to incur additional debt despite their indebtedness levels; TIP Inc.’s or its subsidiaries’ ability to pay interest and to refinance their indebtedness; the risk that TIP Inc.’s or its subsidiaries’ credit ratings could be downgraded; TIP Inc.’s and its subsidiaries’ having insufficient financial resources to achieve their objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia; NuevaTel’s ability to meet its financial obligations as they become due; certain of TIP Inc.’s operations being in a market with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” in handsets and the effect thereof on availability of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers including Huawei Technologies Company Limited and its subsidiaries and affiliates; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless networks; the ability of TIP Inc. and its subsidiaries to protect subscriber information and cybersecurity risks generally; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on limited management resources; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes and public health crises such as the COVID-19 pandemic; risks surrounding climate change and other environmental factors; foreign exchange and interest rate changes; currency controls and withholding taxes; interest rate risk; TIP Inc.’s ability to utilize carried forward tax losses; changes to TIP Inc.’s dividend policy; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC being required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc’s. and Trilogy LLC’s other equity owners in certain circumstances; an increase in costs and demands on management resources when TIP Inc. ceases to qualify as an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012; additional expenses if TIP Inc. loses its foreign private issuer status under U.S. federal securities laws; volatility of the Common Shares price; dilution of  the Common Shares; market coverage; TIP Inc.’s or its subsidiaries’ failure to pay dividends, TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release.  Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release or the date indicated. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investor Relations Contacts

Ann Saxton	Erik Mickels
425-458-5900	425-458-5900
Ann.Saxton@trilogy-international.com	Erik.Mickels@trilogy-international.com
Vice President, Investor Relations & Corporate Development	Senior Vice President, Chief Financial Officer

Media Contact

Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development

Trilogy International Partners Inc	26	Fourth Quarter 2021